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EXHIBIT 99.30



Contact: Jerry B. Hook, Ph.D.           Martin Rose, M.D., J.D.

         Chairman, President & CEO      Vice President, Clinical &
                                        Regulatory Affairs

         Sparta Pharmaceuticals, Inc.   Sparta Pharmaceuticals, Inc.

         (215) 442-1700, Ext. 205      (215) 442-1700, Ext. 219



FOR IMMEDIATE RELEASE





    Sparta Pharmaceuticals, Inc. Receives FDA Approval to Begin Phase II/III

                      SpartajectTM busulfan Clinical Trials





Horsham, PA, May 28, 1998, Sparta Pharmaceuticals, Inc. (NASDAQ: SPTA, SPTAD, SPTAU, SPTUD, SPTAW, SPTAZ, SPTAL AND SPTLD) announces that the FDA has accepted the Company's plans to begin pivotal, Phase II/III human clinical trials using the Company's SpartajectTM technology for the intravenous delivery of busulfan. Busulfan, which has been used in oral form in cancer patients for many years, is often used to remove the bone marrow prior to bone marrow transplant (BMT). Sparta recently announced completion of the patient treatment phase of its Phase I Spartaject busulfan clinical trial in adults.



Due to poor solubility in water, busulfan has been available only in tablets containing a small amount of drug. Since BMT requires a high dosage, patients must swallow an uncomfortably large number of tablets during treatment. Furthermore, oral administration of busulfan may result in variability in the amount of drug actually absorbed, leading to variable blood levels of busulfan, which may promote serious toxicity or treatment failure. Sparta believes that an intravenous form of busulfan may serve to overcome these limitations.



Approximately 11,000-12,000 patients in the U.S. receive bone marrow transplants each year. The European market is believed to be of similar size. If approved, Spartaject busulfan will be directed at this large and expanding market opportunity. Administering busulfan intravenously rather than requiring patients to take several dozen, if not a hundred or more, tablets day would be an attractive treatment option.

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The Company's SpartajectTM Technology is a drug delivery system that accommodates poorly water soluble and water insoluble compounds by encapsulating fine particles with a fatty (phospholipid) layer, thereby permitting the creation of a suspension of the drug, and allowing its intravenous injection without the use of potentially toxic solubilizing agents. Recently, Sparta announced that it had signed an agreement which grants Schering-Plough the right to use the Spartaject technology as a drug delivery agent with Schering-Plough's anti-cancer agent TEMODAL(R)(temozolomide). TEMODAL is currently in development for the treatment of patients with recurrent malignant gliomas, such as gliobastoma multiforme and anaplastic astrocytoma.



This press release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently anticipated based upon a number of factors, including uncertainties inherent in the drug development process, including the success and timing of clinical trials and the receipt of necessary approvals by the FDA. The Company undertakes no obligation to release publicly any revisions which may be made to reflect events or circumstances after the date hereof.



Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders, chronic metabolic diseases and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or effectiveness of previously tested, and in some cases marketed, drugs. Sparta's portfolio of compounds in development includes four potential oncology products and one for the treatment of Type II diabetes in clinical trials and an emerging platform technology in recombinant and small molecule protease inhibitors.

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